UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 27, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL ANNOUNCES RESULTS OF THIS YEAR’S MINING EQUIPMENT REVAMP

Moscow, Russia – December 27, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports that its mining facilities this year received a total of some 270 equipment units, including more than 80 large-scale machines and assembly units.

The most sweeping technical revamps and retrofits involved Southern Kuzbass Coal Company, which received more than 100 new equipment units, including heavy-duty trucks, bulldozers and service equipment. All automobiles use an online dispatch system implemented by Southern Kuzbass Coal Company, which ensures improved performance and work efficiency. The new machines take part in transporting overburden, as well as moving coal from the mines to the washing plants and shipping points. Southern Kuzbass Coal Company’s washing plants launched a total of 39 new equipment units.

Yakutugol Holding Company launched 74 new equipment units, including heavy-duty trucks, an excavator and gondola railcars for transporting loose cargo. Due to complicated geological conditions at Neryungrinsky Open Pit, this year the company made sure to revamp pumping equipment to pump ground waters and prevent flooding at mining areas. Neryungrinskaya Washing Plant installed two new centrifuges to eliminate excessive water from the coal concentrate and three magnetic roughers. The plant also continued with the sweeping upgrade of its mud pump stock.

Ninety equipment units, including heavy-duty trucks, excavators and a boring rig, were bought for Korshunov Mining Plant. This equipment is used to transport ore from Korshunovsky Open pit, mining at Korshunovsky and Rudnogorsky Open Pits, even in extremely low temperatures. Korshunov’s washing plant launched new pumps as well as a press for curing conveyors. The plant also received new hydro separators.

“We invested approximately 4 billion rubles into acquiring new mining equipment and mechanisms, and next year we plan to invest 8 billion. We are faced with a strategic task to restore stripping pace, increase mining and washing volumes. This new equipment will enable us to reduce outages caused by repairs, and boost output at our facilities in Irkutsk Region, Yakutia and Kuzbass. Considering steady demand and favorable price trends on commodity markets that we see over the past several quarters, it is very important for us to ensure production growth,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: December 27, 2021

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